UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Sea Ltd
(Name of Issuer)

American Depositary Shares, each representing one Class A ordinary share, par value US$0.0005 per share
(Title of Class of Securities)

81141R100**
(CUSIP Number)

Charles-Lim Capital Limited
Level 20, Southland Building, 48 Connaught Road Central, Central, Hong Kong
Tel: +852 2697 7001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP Number refers to the American Depositary Shares.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles-Lim Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,268,437
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,268,437
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,268,437
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%[1]
12.	TYPE OF REPORTING PERSON (see instructions) OO

1. Based on 182,073,928 Class A ordinary shares issued and outstanding as of February 28, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2017.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keiren Charles
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,268,437
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,268,437
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,268,437
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.

(a)	Name of Issuer

Sea Ltd

(b)	Address of Issuer’s Principal Executive Offices

1 Fusionopolis Place, #17-10
Galaxis, Singapore 138522

Item 2.

(a)	Name of Person Filing:

Charles-Lim Capital Limited (“CLC”)
Keiren Charles (together with CLC, the “Reporting Persons”)

(b)	Address of the Principal Business Office or, if None, Residence:

Level 20, Southland Building, 48 Connaught Road Central, Central, Hong Kong

(c)	Citizenship:

CLC is organized in Hong Kong.
Mr. Charles is a citizen of Australia.

(d)	Title of Class of Securities:

American Depositary Shares, each representing one Class A ordinary share, par value US$0.0005 per share (“American Depositary Shares”).

(e)	CUSIP No.:

81141R100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 9,268,437

(b)	Percent of class: 5.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 9,268,437.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 9,268,437.

This statement is filed by the Reporting Persons with respect to the American Depositary Shares owned directly by Charles-Lim AsiaGlobal Limited (the “Fund”) and managed accounts for which CLC is the appointed investment manager. Mr. Charles is the Chief Investment Officer of CLC. The Reporting Persons may be deemed to share voting and/or dispositive power over the American Depositary Shares owned directly by the Fund and managed accounts.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 4.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable.

Item 9.  Notice of Dissolution of Group.

 Not applicable.

Item 10.  Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit	Description of Exhibit
1	Joint Filing Agreement, dated as of July 5, 2018, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES-LIM CAPITAL LIMITED

July 5, 2018
Date

/s/ Jennifer Thomas
Signature

Jennifer Thomas,
Vice-President, Compliance &
Regulatory
Name/Title

KEIREN CHARLES

July 5, 2018
Date

/s/ Keiren Charles
Signature